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                                                                   July 26, 1999

Condev Land Growth Fund '86, Ltd.
Second Quarter 1999

Dear Limited Partner:

The financial statements of the Partnership for the second quarter of 1999 are on the reverse side hereof. There were no sales of property and no distributions to limited partners during the quarter. As of June 30, 1999, the net asset value (book value) per unit of limited partner interest was $250.63.

The General Partner is making every reasonable effort to conclude the sale of the remaining partnership properties as soon as possible.

In the case of the Titusville property, we have granted contract extensions to
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allow the contract holder time to finalize arrangements with his prospective tenant in the belief that having a user for the property will help assure that the property is sold. This strategy appears to be a correct one. As of the date of this report, the purchaser of the property has secured a commitment from his tenant, and has made a non-refundable deposit on the property. Engineering of the site has begun, and application for the required development permits is underway.

With respect to the West Hwy 50, Lake County property, our strategy has been to
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complete certain improvements to the property, such as the extension of sewer and water service to the site, and construction of both on site and off site access improvements. Access improvements include not only the roadway access to the property, but also modifications to the turn lanes and medians along SR 50. We are working with the Florida Department of Transportation and Lake County in these endeavors. Because of the property's rolling terrain, we have made the decision to do some preliminary grading of the site to bring the ultimate development of the property closer to the market. We believe that these improvements will better position the property for sale by reducing the time and effort a potential buyer would have to undertake for development of the property. We believe the added expense will ultimately be recovered through a higher price for the land.

Please feel free to contact the Investor Relations office if you have any questions or would like additional information concerning your investment.


Sincerely yours,


CONDEV ASSOCIATES